UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 51,191,433
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,191,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 71.1% (1)
14.	Type of Reporting Person: OO

(1)	Based upon (i) 20,826,811 shares of Class A common stock and (ii) 51,191,433 shares of Class B common stock outstanding of which 29,581,102 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX HLHZ Holding LLC (“ORIX USA”) as of February 14, 2017 as reported in the Issuer’s Form 424B5 (Prospectus) filed with the Securities and Exchange Commission on February 10, 2017 (the “Prospectus”). The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 51,191,433
	9.	Sole Dispositive Power: 1,104,877
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,191,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 71.1% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 20,826,811 shares of Class A common stock and (ii) 51,191,433 shares of Class B common stock outstanding of which 29,581,102 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX USA as of February 14, 2017 as reported in the Prospectus. The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 51,191,433
	9.	Sole Dispositive Power: 1,582,322
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,191,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 71.1% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 20,826,811 shares of Class A common stock and (ii) 51,191,433 shares of Class B common stock outstanding of which 29,581,102 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX USA as of February 14, 2017 as reported in the Prospectus. The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.

CUSIP No.: 441593100

1.	Name of Reporting Person: Robert H. Hotz
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 858,466
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 858,466
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.0% (1)
14.	Type of Reporting Person: OO, IN

(1)	Based upon 20,826,811 shares of Class A common stock outstanding as of February 14, 2017 as reported in the Prospectus and 858,466 shares of Class B common stock held by Mr. Hotz as of February 14, 2017.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017 (“Amendment No. 1”) (the Initial Schedule and Amendment No. 1, collectively, the “Schedule”):

•	On February 14, 2017 (the “Closing Date”), the Issuer completed an underwritten public offering (the “Offering”) made pursuant to a shelf registration statement of 8,000,000 shares of its Class A common stock, consisting of 6,000,000 shares offered by the Issuer and 2,000,000 shares offered by certain of the Issuer’s former and current employees and members of management (collectively, the “Selling Stockholders”) at a price of $29.25 per share (the “Sale Price”).

•	In addition to the conversion of the Issuer’s Class B common stock by the Selling Stockholders to effect the sales in the Offering, the number of shares subject to the HL Voting Trust has also, on a net basis, decreased from that reported in the Schedule as more fully described in Item 3 (Other Actions) herein.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3 of the Schedule:

As a result of the Offering, the Selling Stockholders, including Messrs. Beiser, Gold and Hotz, sold the following shares of the Issuers Class A common stock (received upon conversion of the Issuer’s Class B common stock and net of certain shares which were withheld to cover tax obligations):

Selling Stockholder	Number of Shares Sold
Scott L. Beiser	73,535
Irwin N. Gold	104,952
Robert H. Hotz	57,390
All Other Selling Stockholders	1,764,123

Total:	2,000,000

Other Actions:

Item 3 is hereby amended by replacing paragraphs two, three and four of the Initial Schedule with the following:

Since Amendment No. 1, there was a net decrease of 2,747,986 shares in the HL Voting Trust, including a decrease of 2,000,000 shares as a result of the offering. There also were changes in the direct holdings of Messrs. Beiser, Gold and Hotz as set forth below.

In December 2016, pursuant to the Issuer’s 2016 Incentive Award Plan, the Issuer granted 13,723 restricted shares of Class B common stock to its employees which, based on the provisions of the 2016 Incentive Award Plan, became subject to the HL Voting Trust upon grant.

In January 2017, the Issuer issued an aggregate of 50,613 shares of Class B common stock to certain employees in connection with the acquisition of a business previously owned by such employees. Pursuant to the agreements pursuant to which such acquisition was completed, such shares became subject to the HL Voting Trust upon issuance.

In December 2016, an aggregate of 89,665 shares of Class B common stock were converted on a 1-for-1 basis into shares of Class A common stock by certain HL Holders. The resulting 89,665 shares of Class A common stock were subsequently gifted by the respective HL Holders to charitable organizations.

Since Amendment No. 1, an aggregate of 18,400 shares of Class B common stock were forfeited in connection with terminations of employment and removed from the HL Voting Trust upon their retirement.

On February 14, 2017, in connection with the accelerated vesting of an aggregate of 1,907,890 shares of Class B common stock granted under the Issuer’s 2006 Incentive Compensation Plan and 2016 Incentive Compensation Plan as described in the Prospectus, an aggregate of 704,257 shares of Class B common stock were withheld to cover tax obligations. Such shares were subsequently retired and removed from the HL Voting Trust. On the same date, 8,660, 6,929 and 10,566 shares of Class B Common Stock held by Messrs. Beiser, Gold and Hotz, respectively, were withheld to cover tax obligations that resulted from the vesting of 23,662, 18,639 and 29,502 shares of Class B common stock in such respective Reporting Person.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold		Robert H. Hotz
Amount beneficially owned:	51,191,433	(1)	51,191,433	(1)	51,191,433	(1)	858,466
Percent of class:	71.1%	(2)	71.1%	(2)(3)	71.1%	(2)(4)	4.0%	(5)
Sole power to vote or to direct the vote:	0		0		0		0
Shared power to vote or to direct the vote:	51,191,433	(1)	51,191,433	(1)	51,191,433	(1)	0
Sole power to dispose or to direct the disposition of:	0		1,104,877	(3)	1,582,322	(4)	858,466	(5)
Shared power to dispose or to direct the disposition of:	0		0		0		0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the Trust Shares, but dispositive power over only those shares which each directly owns.
(2)	Based upon (i) 20,826,811 shares of Class A common stock and (ii) 51,191,433 shares of Class B common stock outstanding of which 29,581,102 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 21,610,331 shares of Class B Common stock are owned directly by ORIX USA as of February 14, 2017 as reported in the Prospectus. The amount of Class B common stock outstanding is given without giving effect to the forward repurchase, as described in the Prospectus.
(3)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 1,104,877 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 5.04% of the Issuer’s Class A common stock. The Beiser Shares include 62,552 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,582,322 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 7.06% of the Issuer’s Class A common stock. The Gold Shares include 48,272 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
(5)	Based upon 20,826,811 shares of Class A common stock outstanding as of February 14, 2017 as reported in the Prospectus and 858,466 shares of Class B common stock held by Mr. Hotz as of February 14, 2017. Of these shares, 47,477 are unvested Class B common stock subject to vesting based on continued service with the Issuer

(c)	Transactions in the Issuer’s common stock within 60 Days. Except for the sales reported in Item 3 by the Selling Stockholders and in the Schedule, no other transactions in the Issuer’s Class A common stock have been effected by the Reporting Persons within the past 60 days.

(d)	Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. Under the forward share purchase agreement, as described in the Prospectus, if the Issuer’s board of directors declares a dividend payable on its Class A common stock during the period between the closing of the Offering and the settlement of the forward repurchase on April 5, 2017, ORIX USA will be entitled to receive any such dividend payable on the shares of Class B common stock subject to the forward share purchase agreement. The purchase price per share under the forward repurchase will be reduced by the amount of any such dividend and the amount payable to ORIX USA will be reduced by such amount which will be released from escrow to the Issuer. Though the HL Voting Trust disclaims beneficial ownership of the shares held by ORIX USA, it may be deemed to beneficially own the shares held by ORIX USA due to the provisions of the Stockholders’ Agreement.

Other than the above arrangement, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B common stock upon conversion) held in the name of the Reporting Persons and reported herein.

(e)	On February 14, 2017, Mr. Hotz ceased to be the beneficial owner of 5% or more of the Issuer’s common stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

99.4	Power of Attorney of Robert H. Hotz (incorporated by reference to Exhibit 99.4 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2017

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold

ROBERT H. HOTZ (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Robert H. Hotz